

AMSTEEL CORPORATION BERHAD (20667-M)

A Member of The Lion Group

3 January 2002



02002784

02 JAN 30 AM 8:12

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

Attn : Ms Victoria C Choy

SUPPL

Dear Sirs

Re : Exemption No. 82-3318
Issuer : Amsteel Corporation Berhad

We enclose herewith a copy of the General Announcement dated 2 January 2002, Re: Announcement pursuant to Paragraph 8.14 of the Listing Requirements and Paragraph 4.1(b) of Practice Note 4/2001 issued by the Kuala Lumpur Stock Exchange ("KLSE") for filing pursuant to exemption No. 82-3318 granted to Amsteel Corporation Berhad under rule 12g3-2(b) of the Securities Exchange Act of 1934.

Please contact the undersigned for any queries.

PROCESSED
FEB 06 2002
THOMSON
FINANCIAL

Yours faithfully
AMSTEEL CORPORATION BERHAD

CHAN POH LAN
Secretary

cc Ms Jennifer Monaco - The Bank of New York
620 Avenue of the Americas
6th Floor New York
NY 10011

Mr Tom Sibens - Milbank, Tweed, Hadley & McCloy
30 Raffles Place
14 - 02 Caltex House
Singapore 048622

Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur, Malaysia.
Tel: (603) 21622155, 21613166 Telefax: (603) 21623448



Form Version 2.0

General Announcement

Ownership transfer to **AMSTEEL/EDMS/KLSE** on **02-01-2002 05:04:17 PM**
Reference No **AA-020102-1D225**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Amsteel Corporation Berhad**
* Stock name	:	**AMSTEEL**
* Stock code	:	**2712**
* Contact person	:	**Mak Wai Chin**
* Designation	:	**Secretary**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :
Announcement pursuant to Paragraph 8.14 of the Listing Requirements and Paragraph 4.1(b) of Practice Note 4/2001 issued by the Kuala Lumpur Stock Exchange ("KLSE")

* **Contents :-**

In accordance with Paragraph 4.1(b) of Practice Note 4/2001 ("PN4") and Paragraph 8.14 of the Listing Requirements of the KLSE, the Directors of Amsteel Corporation Berhad ("the Company") hereby announce that as at the date hereof:

1. The proposed group wide restructuring scheme announced on 5 July 2000 and 8 October 2001 ("Proposed GWRS") is still in progress;

2. The Company had announced on 3 December 2001 that the KLSE had on 9 November 2001, approved the Company's application for an extension of time to 11 February 2002 to obtain all necessary approvals from the regulatory authorities for the Proposed GWRS; and

3. The KLSE had by a letter dated 27 November 2001, advised that the time frame for affected listed issuers to regularise their financial condition stipulated under PN4 has been extended up to 31 December 2002 in respect of all affected listed issuers that have made the First Announcement as of 31 December 2001. That notwithstanding, in the event the Company is not able to obtain all necessary approvals from the regulatory authorities for the Proposed GWRS by 11 February 2002, the Company is required to apply to the Exchange for a further extension of time. Any such application must be supported by appropriate justification.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

AMSTEEL CORPORATION BERHAD (20667-M)

Secretary



- 2 JAN 2002



AMSTEEL CORPORATION BERHAD (20667-M)

A Member of The Lion Group

02 JAN 30 AM 8: 12

3 January 2002

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

Attn : Ms Victoria C Choy

Dear Sirs

Re : Exemption No. 82-3318
Issuer : Amsteel Corporation Berhad

We enclose herewith the following documents for filing pursuant to exemption No. 82-3318 granted to Amsteel Corporation Berhad under rule 12g3-2(b) of the Securities Exchange Act of 1934:

a) General Announcement dated 29 December 2001, Re Twenty-Sixty Annual General Meeting;

b) General Announcement dated 29 December 2001, Re: Extraordinary General Meeting; and

b) General Announcement dated 29 December 2001, Re: Extraordinary General Meeting.

Please contact the undersigned for any queries.

Yours faithfully
AMSTEEL CORPORATION BERHAD

CHAN POH LAN
Secretary

cc Ms Jennifer Monaco - The Bank of New York
620 Avenue of the Americas
6th Floor New York
NY 10011

Mr Tom Sibens - Milbank, Tweed, Hadley & McCloy
30 Raffles Place
14 - 02 Caltex House
Singapore 048622

Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur, Malaysia.
Tel: (603) 21622155, 21613166 Telefax: (603) 21623448



Form Version 2.0

General Announcement

Ownership transfer to **AMSTEEL/EDMS/KLSE** on **28-12-2001 05:07:23 PM**
Reference No **AA-011228-21842**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Amsteel Corporation Berhad**
* Stock name	:	**AMSTEEL**
* Stock code	:	**2712**
* Contact person	:	**Chan Poh Lan**
* Designation	:	**Secretary**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :
TWENTY-SIXTH ANNUAL GENERAL MEETING

* **Contents :-**

We are pleased to announce that at the Twenty-Sixth Annual General Meeting of the Company held on 28 December 2001, the shareholders have approved the following:

1. the payment of a first and final dividend of 0.05 sen per share less 28% Malaysian Income Tax in respect of the financial year ended 30 June 2001; and

2. all other resolutions tabled including the following ordinary resolution transacted as special business:

   Ordinary Resolution

   "That pursuant to Section 132D of the Companies Act, 1965 and subject to the approval of all relevant authorities being obtained, the Directors be and are hereby empowered to issue shares in the Company at any time and upon such terms and conditions and for such purposes as the Directors may, in their absolute discretion deem fit, provided that the aggregate number of shares issued pursuant to this resolution does not exceed 10% of the issued capital of the Company for the time being and that such authority shall continue in force until the conclusion of the next annual general meeting of the Company."

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

AMSTEEL CORPORATION BERHAD (20667-M)



Secretary

28 DEC 2001



Form Version 2.0

General Announcement

Ownership transfer to **AMSTEEL/EDMS/KLSE** on **28-12-2001 05:07:23 PM**
Reference No **AA-011228-21843**

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **Amsteel Corporation Berhad**
*	Stock name	: **AMSTEEL**
*	Stock code	: **2712**
*	Contact person	: **Chan Poh Lan**
*	Designation	: **Secretary**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :
EXTRAORDINARY GENERAL MEETING

* **Contents :-**

We are pleased to announce that the shareholders of the Company have approved the following special resolutions at the Extraordinary General Meeting of the Company held on 28 December 2001:

SPECIAL RESOLUTION 1
PROPOSED AMENDMENTS TO THE OBJECT CLAUSES
OF THE MEMORANDUM OF ASSOCIATION

"THAT the existing Clause 32 and Clause 33 of the Company's Memorandum of Association be deleted and substituted therefor with the following:-

Clause 32

To receive money on deposit or loan and borrow or raise money in such manner as the Company shall think fit, and in particular by the issue of debenture, or debenture stock (perpetual or otherwise) and to secure the repayment of any money borrowed, raised or owing by mortgage, charge or lien upon all or any of the property or assets of the Company (both present and future), including its uncalled capital, and also by a similar mortgage, charge or lien to secure and guarantee the performance by the Company or any other person or company of any obligation undertaken by the Company or any other person or company as the case may be.

Clause 33

To lend and advance money or give credit to any person or company, to guarantee or give guarantees or indemnities for the payment of money or the performance of contracts or obligations by any person or company or to secure or undertake in any way the repayment of moneys lent or advanced to or the liabilities incurred by any person or company in any manner and in particular by the issue of debentures (perpetual or otherwise), bonds, mortgages, charges, pledges, liens or any other securities, charged, founded or based upon all or any of the property (both present and future) and rights of the Company, including its uncalled capital, and otherwise to assist any such person or company."

SPECIAL RESOLUTION 2
PROPOSED ADOPTION OF A NEW ARTICLES OF ASSOCIATION

AMSTEEL CORPORATION BERHAD (20667-
Secretary



28 DEC 2001

"THAT the Articles of Association of the Company in the form contained in Appendix 2 of the Circular to the Shareholders dated 3 December 2001 be and are hereby approved and adopted as the Articles of Association of the Company in substitution for and to the exclusion of all existing Articles of Association."

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

AMSTEEL CORPORATION BERHAD (20667-M)



Secretary

28 DEC 2001



Form Version 2.0
General Announcement
Ownership transfer to **AMSTEEL/EDMS/KLSE** on **28-12-2001 05:07:23 PM**
Reference No **AA-011228-21844**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Amsteel Corporation Berhad**
* Stock name	:	**AMSTEEL**
* Stock code	:	**2712**
* Contact person	:	**Chan Poh Lan**
* Designation	:	**Secretary**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :
EXTRAORDINARY GENERAL MEETING

* **Contents :-**

We are pleased to announce that the shareholders of the Company have approved the following ordinary resolution at the Extraordinary General Meeting of the Company held on 28 December 2001:

Ordinary Resolution

"That, subject always to the Listing Requirements of the Kuala Lumpur Stock Exchange ("KLSE"), approval be and is hereby given to the Company and its subsidiaries to enter into the category of recurrent related party transactions of a revenue or trading nature which are necessary for its day-to-day operations and with those related parties as specified in paragraph 3.2 of the Circular dated 10 December 2001, subject further to the following:

(i) the transactions are in the ordinary course of business and are on terms not more favourable than those generally available to the public and not to the detriment of the minority shareholders;

(ii) disclosure is made in accordance with paragraph 4.1.5 of PN 12/2001-A of the KLSE's Listing Requirements in the annual report of the breakdown of the aggregate value of transactions conducted pursuant to the shareholders' mandate during the financial year and that such approval shall, unless revoked or varied by the Company in a general meeting, continue in force until the date that the next Annual General Meeting of the Company is held or the expiration of the period within which the next Annual General Meeting is required to be held pursuant to section 143(1) of the Companies Act, 1965 ("Act") (but shall not extend to such extension as may be allowed pursuant to section 143(2) of the Act), provided that such transactions are made on an arm's length basis and on normal commercial terms; and

(iii) the Directors and/or any of them be and are hereby authorised to complete and do all such acts and things (including executing such documents as may be required) to give effect to the transactions contemplated and/or authorised by this Ordinary Resolution."

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

AMSTEEL CORPORATION BERHAD (20667-M)

Secretary

28 DEC 2001